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                                                                    EXHIBIT 99.1

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 26, 2004

                           CHANGE OF BUSINESS PURPOSE

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
                                                                   1. Provide broadband internet access services
                                                Addition           2. Provide local telephony, long distance
                                                                   telephony and international telephony services
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                                                Deletion           1. Provide local telephony service
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                                                                   1. Penetration of the future telecommunication
1. Details of Change                                               industries - The future telecommunication
                                                                   industries, new media business and the related
                                                 Change            business thereto
                                                                   2.Lease communication bureau buildings, and
                                                                   facilities thereof, incidental to telecommunication
                                                                   business - Lease real estates and facilities thereof
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                                                                   Change in business purpose to provide for total
2. Reason for Change                                               telephony services, such as long distance and
                                                                   international telephony services.
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3. Resolution Date of Board of                                                        February 12, 2004
   Directors
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-  Presence of Outside Director(s)                                 Present         5         Absence       1
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-  Presence of Auditor(s)                                                                  Present
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4. Scheduled Date of General                                                           March 26, 2004
   Shareholders' Meeting
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                                                                   - Hanaro obtained its long distance telephony
5. Approval from Authorities Concerned, etc.                       service & international telephony service license
                                                                   from MIC on January 28, 2003.
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6. Others                                                                                -
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